APPENDIX B

Action No. 1001-15796

INTERIM ORDER

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING BAYTEX ENERGY TRUST, BAYTEX ENERGY LTD., BAYTEX ENERGY CORP., BAYTEX EXCHANGECO LTD. AND THE UNITHOLDERS OF BAYTEX ENERGY TRUST

BEFORE THE HONOURABLE JUSTICE J. STREKAF IN CHAMBERS	) ) )	AT THE CALGARY COURTS CENTRE, AT CALGARY, ALBERTA, ON TUESDAY, THE 26TH DAY OF OCTOBER, 2010.
INTERIM ORDER

UPON the Petition of Baytex Energy Trust ("Baytex" or the "Trust"), Baytex Energy Ltd. ("BEL"), Baytex Energy Corp. ("New Baytex") and Baytex ExchangeCo Ltd. ("ExchangeCo") (collectively, the "Baytex Entities");

AND UPON reading the Petition and the Affidavit of W. Derek Aylesworth, Chief Financial Officer of BEL, sworn October 25, 2010 and the documents referred to therein (the "Affidavit");

AND UPON hearing counsel for the Baytex Entities;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), and that the Executive Director neither consents to nor opposes the application;

FOR THE PURPOSES OF THIS ORDER:

(a)
the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of Baytex (the "Information Circular"), a draft copy of which is attached as Exhibit A to the Affidavit; and

(b)
all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix A to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1.	The proposed course of action is an "Arrangement" within the definition of the ABCA and the Petitioners may proceed with the Arrangement, as described in the Affidavit.

2.	Baytex shall seek approval of the Arrangement by the holders ("Unitholders") of trust units ("Trust Units") of Baytex in the manner set forth below.

Unitholders' Meeting

3.
Baytex shall call and conduct a meeting (the "Meeting") of Unitholders on or about December 9, 2010.  At the Meeting, Unitholders will consider and vote upon the Arrangement Resolution and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.	A quorum at the Meeting shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Trust Units.

5.
If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting.  No notice of the adjourned Meeting shall be required and, if at such adjourned Meeting a quorum is not present, the Unitholders present in person, or by proxy, shall be quorum for all purposes.

6.
Each Trust Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting.  The Board of Directors of BEL has fixed a record date for the Meeting of October 20, 2010 (the "Record Date").  Only Unitholders whose names have been entered on the applicable register of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with this paragraph 6.  Holders of Trust Units who acquire their Trust Units after the Record Date will not be entitled to vote such Trust Units.

Conduct of Meeting

7.	The Chairman of the Meeting shall be any officer or director of BEL.

8.	The only persons entitled to attend and speak at the Meeting shall be the Unitholders or their authorized representatives, BEL's directors and officers, Baytex's auditors and the Executive Director.

9.	The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the Unitholders, either in person or by proxy, at the Meeting.

10.	To be valid a proxy must be deposited with Baytex in the manner described in the Information Circular.

11.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Dissent Rights

12.	The registered Unitholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

13.	In order for a Unitholder (a "Dissenting Unitholder") to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)
the Dissenting Unitholder's written objection to the Arrangement Resolution must be received by Baytex c/o its counsel Burnet Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: Jeffrey E. Sharpe, on or before 4:00 p.m. (Calgary Time) on the second last Business Day prior to the Meeting;

(b)	a Dissenting Unitholder shall not have voted his or her Trust Units at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)
a holder of Trust Units may not exercise the right of dissent in respect of only a portion of the holder's Trust Units, but may dissent only with respect to all of the Trust Units held by the holder; and

(d)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Interim Order.

14.	The fair value of the Trust Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Unitholders.

15.
Subject to further order of this Court, the rights available to the holders of Trust Units under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the holders of Trust Units with respect to the Arrangement Resolution.

16.
Notice to the holders of Trust Units of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Trust Units shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Unitholders in accordance with paragraph 17 of this Order.

Notice

17.
An Information Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as counsel for Baytex may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Unitholders at the addresses for such holders recorded in the records of Baytex at the close of business on the Record Date, and to the directors of BEL and auditors of Baytex.  In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

18.	An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meeting.

19.
Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Unitholders, the directors of BEL and auditors of Baytex and the Executive Director of:

(a)	the Petition;

(b)	this Order;

(c)	the Notice of the Meeting; and

(d)	the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting directions and such other material as Baytex may consider fit.

Final Application

20.
Subject to further Order of this Court and provided that the Unitholders have approved the Arrangement and the directors of BEL have not revoked that approval, Baytex may proceed with an application for approval of the Arrangement and the Final Order on December 10, 2010 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta.  Subject to the Final Order, and to the issuance of the Certificate, all Unitholders, Baytex, BEL, ExchangeCo and New Baytex will be bound by the Arrangement in accordance with its terms.

21.
Any Unitholder or any other interested party (collectively, an "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Baytex, on or before noon (Calgary time) on December 2, 2010, a Notice of Intention to Appear including the Interested Party's address for service, indicating whether such Interested Party intends to support or oppose the application or make submission at the application, together with a summary of the position such Interested Party intends to advocate before the Court and any evidence or materials which are to be presented to the Court.  Service of this notice on Baytex shall be effected by service upon the solicitors for Baytex, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Jeffrey E. Sharpe.

22.
In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and any Interested Party who served a Notice of Intention to Appear in accordance with paragraph 21 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

23.	Baytex is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) "J. Strekaf"
J.C.Q.B.A.

ENTERED at Calgary, Alberta,

October 26, 2010
(signed) "S. Lepetich"
Clerk of the Court of Queen's Bench